June 2, 2006

Mr. David M. McClanahan
President and Chief Executive Officer
CenterPoint Energy, Inc.
1111 Louisiana St.
Houston, TX 77002

> **Re: CenterPoint Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-31447**

Dear Mr. McClanahan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

James Allegretto
Senior Assistant Chief Accountant